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                                                                    June 5, 2000

Stephen H. Curran
Primark Corporation
1000 Winter Street
Suite 4300
Waltham, MA 02451



Dear Steve:

         This letter is intended to set forth the agreement between Primark Corporation (the "Company") and you concerning your employment by the Company after the Effective Time (as defined in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 5, 2000, by and among The Thomson Corporation, the Company and Marquee Acquisition Corporation), and certain clarifications and amendments to the Amendment to Change of Control Compensation Agreement, dated September 29, 1997, between the Company and you (the "Change of Control Agreement"). Capitalized terms used herein, but not defined herein, have the meanings assigned to them in the Change of Control Agreement.

         1.       OCCURRENCE OF A CHANGE OF CONTROL.

         The Company acknowledges that a Change of Control will occur as of the Effective Time for purposes of your Change of Control Agreement. Except as provided in Section 3 below, you agree not to resign for any reason on or prior to the Effective Time.

         2.       DUTIES ON AND AFTER THE EFFECTIVE TIME.

         From the date hereof until the later of the Effective Time and January 1, 2001 (the "Transition Period"), you shall continue to serve as Executive Vice President, Chief Financial Officer and Treasurer of the Company and you expressly agree that you shall not have Good Reason to resign from the Company pursuant to the Change of Control Agreement as a result of changes in your status, authority or responsibilities that are a consequence solely of your no longer being an officer of a public company. Accordingly, you shall only be deemed to have an assignment of duties inconsistent with your status as a senior executive officer of the Company, or a substantial adverse alteration in the nature or status of your responsibilities, as contemplated

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by Section 11(c)(1) of the Change of Control Agreement, if you are required to perform your duties at a location greater than five miles from the existing location or your duties are materially inconsistent with those commonly associated with a Executive Vice President, Chief Financial Officer and Treasurer of a subsidiary, division or operating entity of a public company, as such duties are reasonably interpreted by you.

         3. SEVERANCE UPON TERMINATION WITHOUT CAUSE OR RESIGNATION FOR GOOD REASON OR AT END OF THE TRANSITION PERIOD.

         The Change of Control Agreement, as amended by this letter, shall be the sole document governing the payment of severance in connection with the termination of your employment with the Company for any reason, and, accordingly, you shall not be entitled to any severance benefits described in any other agreements, plans, policies or arrangements of the Company, including, without limitation, any employment agreement that you may have entered into with the Company. You expressly agree that, upon a termination of your employment by the Company without Cause or a resignation by you for Good Reason during the Transition Period, you shall only be entitled to the severance benefit described in Section 3 of the Change of Control Agreement, as amended by this letter. In the event that you have been continuously employed by the Company through the end of the Transition Period, you shall be entitled to the benefit described in
Section 3 of the Change of Control Agreement, as amended by this letter, as soon as practicable following the Transition Period. Thereafter, if you remain employed by the Company, your employment shall not be governed by the Change of Control Agreement or the Employment Agreement, and if your employment is severed for any reason thereafter, you will be entitled to no severance under any programs of the Company or any of its affiliates, except as may otherwise be provided subsequent to the date hereof

         4.       MODIFICATION OF CALCULATION OF SEVERANCE BENEFIT.

         To the extent that severance benefits do become payable to you pursuant to Section 3 of the Change in Control Agreement, as amended by this letter, you agree that the severance benefit payable to you shall be an amount equal to three times the average of the aggregate of your annual salary, bonus and benefits as set forth in your form W-2 (excluding any stock option gains, whether or not included in your form W-2) paid to you and includable in your gross income during the lesser of: (i) the five calendar years preceding the Effective Time or (ii) the portion of such five year period during which the Company existed and you were an employee of the Company.

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         5.       CLARIFICATION OF BENEFIT SERVICE PROVISION.

         You agree that the final paragraph of Section 3(b) of the Change of Control Agreement, which contemplates the granting of additional consideration and three additional years of service under employee benefit and welfare plans and arrangements upon a Change of Control, shall be solely applicable to the Company's Supplemental Death Benefit and Retirement Income Plan and Agreement as Amended and Restated, dated March 25, 1985, to the extent that you are a participant in such plan.

         6.       RESTRICTIVE COVENANTS.

         (a) You acknowledge that (i) the Company is engaged and in the future will be engaged in certain businesses as of the Effective Time (the foregoing, together with any other businesses that the Company or its affiliates over which you have responsibility under this agreement may engage in from the date hereof to the date of the termination of this agreement, being hereinafter referred to as the "Company Business"); (ii) your services to the Company have been and will be, special and unique; (iii) your work for the Company has and will give you, access to trade secrets of and confidential information concerning the Company;
(iv) the Company Business is national and international in scope; (v) the Parent would not have entered into the Merger Agreement but for the agreements and covenants contained in this Section 6; and (vi) the agreements and covenants contained in this Section 6 are essential to protect the business and goodwill of the Company. In order to induce the Company to enter into this agreement and the Parent to enter into the Merger Agreement, you covenant and agree that:

         (b) In consideration for the payments provided for hereunder, during the term of your employment agreement and for a period equal to one year after the termination or expiration of your employment by the Company, however caused, (the "Restricted Period"), you shall not, other than as specifically provided in this agreement directly or indirectly, (i) engage in the Company Business as conducted on the date hereof or as it may hereafter be conducted during the course of your employment, or a business competitive with the Company Business;
(ii) assist any person in conducting a business competitive with the Company Business, PROVIDED, HOWEVER, that this is not intended to restrict your ownership of up to 1% of the securities of a publicly traded company that engages in the Company Business; (iii) interfere with business relationships (whether formed heretofore or hereafter) between the Company and customers of or suppliers to the Company Business. You agree that, in the event of a breach or threatened breach by you of this section, the Company shall be entitled to seek injunctive relief restraining the breaching party from engaging in any of the aforesaid prohibited activities. Nothing hereunder, however, shall be construed as prohibiting the Company from pursuing any other remedies available to it in law or in equity.

         (c) During and after the Restricted Period, you shall keep secret and retain in strictest confidence, and shall not use for the benefit of yourself or others, except in connection with the business and affairs of the Company and its affiliates, all confidential information

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relating to the Company Business or to the Company or to the business of any of the Company's affiliates, including, but not limited to, "know-how," trade secrets, customer lists, subscription lists, details of consultant contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisition plans, technical processes, new personnel acquisition plans, processes, designs and design projects, inventions, software, source codes, object codes, system documentation and research projects and other business affairs relating to the Company Business or to any affiliate of the Company learned by you heretofore or hereafter, and shall not disclose them to anyone outside of the Company and its affiliates, either during or after employment by the Company or any of its affiliates, except (i) as required in the course of performing your duties hereunder, or (ii) with the Company's express written consent, or (iii) pursuant to legal process. Notwithstanding the foregoing, your obligations in this
Section 6(c) shall not apply to confidential information:

         (A) which at the date hereof or thereafter becomes a matter of public knowledge without breach by you of this Agreement; or

         (B) which is obtained by you from a person other than the Company or an affiliate of the Company who is under no obligation of confidentiality to the Company.

         (d) During the Restricted Period and so long as you are employed by the Company, you shall not, directly or indirectly, (a) hire, solicit or encourage any employee other than your assistant to leave the employment of the Company or any of its affiliates or (b) hire any such employee who has left the employment of the Company or any of its affiliates within one year of the termination of such employee's employment with the Company or any of its affiliates except for Joseph E. Kasputys, Michael R. Kargula and your assistant.

         (e) Upon termination of your employment with the Company, all documents, records, notebooks, and similar repositories of or containing trade secrets or intellectual property then in your possession, including copies thereof, whether prepared by you or others, will be promptly returned to or left with the Company.

         (f) If you breach, or threaten to commit a breach of, any of the provisions of this Section 6 (the "Restrictive Covenants"), the Company shall have the right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide adequate remedy to the Company. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity.

         (g) These covenants shall supersede any restrictive covenants applicable to you in any other agreements, plans, programs or arrangements.

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         7.       EFFECT ON OTHER AGREEMENTS.

         Except as clarified or modified herein, the Change of Control Agreement and other agreements referred to herein shall not be effected by this agreement.

         8.       GOVERNING LAW.

         This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of laws provisions.

         9.       SEVERABILITY.

         If any term or other provision of this agreement is invalid, illegal or incapable of being enforced by any law or public policy of any jurisdiction where applicable but for such invalidity, illegality or unenforceability, such invalidity, illegality or unenforceability shall not invalidate all of the provisions of this agreement but rather this agreement shall be construed, insofar as the law or public policy of such jurisdiction is concerned, as not containing the invalid term or provision and all other terms and provisions of this agreement shall nevertheless remain in full force and effect to the fullest extent permissible under such law or public policy.

         IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the Effective Date.



                                      By: /s/ Joseph E. Kasputys
                                          --------------------------------------
                                          PRIMARK CORPORATION


                                      By: /s/ Stephen H. Curran
                                          -------------------------------------
                                          Stephen H. Curran